

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

*(stamp: MAIL PROCESSING / RECEIVED FEB 28 2011)*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-35199



11016726

REPORT FOR THE PERIOD BEGINNING    **01/01/10**    AND ENDING    **12/31/10**
MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:    **Bessemer Investor Services, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

**630 Fifth Avenue**

(No. and Street)

**New York**           **New York**           **10111**
(City)                (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Peter Artemiou**                         **(732) 694-5439**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Deloitte & Touche LLP**

(Name – if individual, state last, first, middle name)

**Two World Financial Center**     **New York**     **New York**     **10281**
(Address)             (City)          (State)         (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

*3/11/2011*

# AFFIRMATION

We, Peter Frischman and Peter C. Artemiou, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Bessemer Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2010, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Peter Frischman    Date 2/24/11
President

Peter C. Artemiou    Date 2/24/11
Principal & Treasurer

State of New Jersey
County of Monmouth SS

On this 24th day of February, 2011
personally appeared before me Peter Artemiou & known to me and known to be the person who Peter executed this foregoing document. Frischman



BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

# Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

Bessemer Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company N.A., as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bessemer Investor Services, Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

*Deloitte & Touche LLP*

February 24, 2011

# BESSEMER INVESTOR SERVICES, INC.

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2010

**ASSETS:**

|  |  |  |
|---|---|---|
| Cash | $ | 713,519 |
| Prepaid taxes | | 25,781 |
| Other assets | | 15,188 |
| **TOTAL ASSETS** | $ | 754,488 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

**LIABILITIES:**

|  |  |  |
|---|---|---|
| Accrued expenses and other liabilities | $ | 85,000 |
| Taxes payable | | 1,535 |
| TOTAL | | 86,535 |

**SHAREHOLDER'S EQUITY:**

|  |  |
|---|---|
| Common stock (authorized - 100,000 shares of $1.00 par value, issued and outstanding - 10,000 shares) | 10,000 |
| Additional paid-in capital | 240,000 |
| Retained earnings | 417,953 |
| TOTAL | 667,953 |

|  |  |  |
|---|---|---|
| **TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY** | $ | 754,488 |

See notes to statement of financial condition.

# BESSEMER INVESTOR SERVICES, INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2010

1. **NATURE OF OPERATIONS**

   Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company focuses its ongoing efforts on acting as placement agent for private investment funds managed by the Parent, or any affiliates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   *Use of Estimates*—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

   *Cash*—Cash includes interest-bearing deposits with banks and other deposits with an affiliate bank.

   *Revenue Recognition*—Placement fees for capital placed by the Company into a fund, are recorded when earned.

   *Income Taxes*—The Company files consolidated Federal, New York State and New York City income tax returns with BGI and, by agreement, the Company's current tax liability to BGI is determined based on the ratio of the Company's taxable income to the taxable income of the consolidated group. Other state and local taxes are paid by the Company directly. BGI has elected to treat the Company as a Qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company does not incur Federal income tax obligations.

   The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for / (benefit from) income taxes. Accrued interest and penalties are included within taxes payable in the Statement of Financial Condition.

3. **RELATED PARTY TRANSACTIONS**

   Cash includes cash held with an affiliate bank as of December 31, 2010 in the amount of $28,022.

   The prepaid taxes of $25,781 as of December 31, 2010 represent payments made to the Parent.

   The Company and the Parent have entered into a Private Placement Agreement (the "Agreement") whereby the Parent will pay an ongoing annual placement fee to the Company for acting as placement agent in connection with the placement of limited liability company interests in several hedge funds of funds and certain other private investment companies organized and advised by the Parent. The Agreement may be terminated by either party upon fifteen days written notice to the counterpart.

The Company is charged compensation and benefits by BGI allocated based on the approximate time spent by management. The Company is also charged an allocation for shared services by BGI which include expenses for financial, computer, and other services.

As described in Note 2, the Company files consolidated Federal, New York State and New York City income tax returns with BGI.

## 4. INCOME TAXES

As discussed in Note 2, the Company's tax status is a qualified Subchapter S subsidiary for Federal reporting purposes. Accordingly, the Company incurs taxes at the state and local level only.

As of December 31, 2010, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2010, the Company's tax years for 2007, 2008, 2009 and 2010 are subject to examination by tax authorities. Certain state returns may remain open of an additional year depending on the jurisdiction.

The Company has recorded a deferred tax asset of $1,150 relating to deferred deductions and has current prepaid taxes related to state and local taxes in the amount of $25,781. A valuation allowance against deferred tax asset at December 31, 2010 is not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

## 5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (the "Net Capital Ratio"), both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital not be withdrawn or cash dividends paid if the resulting Net Capital Ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $626,984, which was $621,215 in excess of its required minimum net capital of $5,769. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

## 6. COMMITMENTS AND CONTIGENCIES

In the normal course of business, the Company may be subject to litigation. As of December 31, 2010, there were no pending legal actions against the Company.

## 7. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events requiring recognition or disclosure in the Statement of Financial Condition.

* * * * * *

4

**Deloitte.**

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2011

Bessemer Investor Services, Inc.
630 Fifth Avenue
New York, New York 10111

In planning and performing our audit of the financial statements of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. as of and for the year ended December 31, 2010 (on which we issued our report dated February 24, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of
Deloitte Touche Tohmatsu

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

*Deloitte & Touche LLP*